SECURITI[illegible] [illegible]ISSION

04017162

OMB Number: 3235-0123
Expires: January 31, 1993
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8- 35565

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 17 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raphael Aryeh (DBA)

Raphael Aryeh and Associates

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72nd Crescent

(No. and Street)

Flushing (City) New York (State) 11367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Aryeh (718) 263-4852

(Area Code — Telephone No.)

10-017858-J
RAPHAEL ARYEH AND ASSOCIATES
RAPHAEL ARYEH AUD 12
141-51 72ND CRESCENT
FLUSHING NY 11367

B. ACCOUNTANT IDENTIFICATION

INDEP[ENDENT PUB]LIC ACCOUNTANT whose opinion is contained in this Report*

Mr. Herman Senft

(Name — if individual, state last, first, middle name)

136-26 72nd Avenue, Flushing, New York 11367

(Address) (City) (State) Zip Code)

CHECK [ONE:]

[ ] Public Accountant (x) Certified Public Accountant

[ ] [Acc]ountant

[ ] not resident in United States or any of its possessions.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Raphael Aryeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raphael Aryeh and Associates, as of 12/31/ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Raphael Aryeh
Signature

General Partner
Title

Notary Public

MELANIE MARSHALL
Notary Public, State of New York
No. 01MA6069410
Qualified in Nassau County
Commission Expires 02/04/06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Statement of Cash Flow)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/88

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: RAPHAEL ARYEH AND ASSOCIATES [13]

SEC FILE NO.: 8-35565 [14] 88

FIRM ID. NO.: 17858 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

141-51 72nd Crescent [20]
(No. and Street)

Flushing [21] New York [22] 11367 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/2003 [24]

AND ENDING (MM/DD/YY): 12/31/2003 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Raphael Aryeh [30]

(Area Code)—Telephone No.: (718) 263-4852 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 09 day of February 2004

Manual signatures of:

1) Raphael Aryeh
Principal Executive Officer or Managing Partner

2) Same
Principal Financial Officer or Partner

3) Same
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2003 [99]
SEC FILE NO. 8-35565 [98]
Consolidated X [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 77,749 [200]		$ 77,749 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	1,787 [600]	1,787 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 77,749 [540]	$ 1,787 [740]	$ 79,536 [940]

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER Raphael Aryeh and Associates as of 12/31/2003

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
Bank loans payable	$ [1045]	$ [1255]	$ [1470]
Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
Payable to non-customers	[1155]	[1355]	[1610]
Securities sold not yet purchased, at market value		[1360]	[1620]
Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	4,374 [1220]	[1440]	4,374 [1750]
TOTAL LIABILITIES	$ 4,374 [1230]	$ [1450]	$ 4,374 [1760]

Ownership Equity

		Total
Sole proprietorship		$ [1770]
Partnership (limited partners	$ 75,162 [1020])	75,162 [1780]
Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
TOTAL OWNERSHIP EQUITY		$ 75,162 [1800]
TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 79,536 [1810]

OMIT PENNIES

BROKER OR DEALER as of 12/31/2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$75,162	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			75,162	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$75,162	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 1,787	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges	578	3610	-2,365)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$72,797	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$72,797	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

3ROKER OR DEALER Raphael Aryeh and Associates as of 12/31/2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

'art A

1.	Minimum net capital required (6-2/3% of line 19)	$ 291	3756
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3758
3.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
4.	Excess net capital (line 10 less 13)	$ 67,797	3770
5.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 72,359	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

6.	Total A.I. liabilities from Statement of Financial Condition			$ 4,374	3790
7.	Add				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
9.	Total aggregate indebtedness			$ 4,374	3840
0.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 6.00848	3850
1.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

'art B

2.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
3.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
4.	Net capital requirement (greater of line 22 or 23)	$	3760
5.	Excess net capital (line 10 less 24)	$	3910
6.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

VOTES:

A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates

For the period (MMDDYY) from 1/1/2003 [3932] to 12/31/03 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	24,878	3939
d. Total securities commissions	24,878	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	+669	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	1,325	3995
9. Total revenue	$ 26,872	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	4,387	4195
15. Other expenses	26,143	4100
16. Total expenses	$ 30,530	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ -3,658	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ -851	4211

/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Rapahel Aryeh and Associates

For the period (MMDDYY) from 1/1/2003 to 12/31/2003

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$79,745	4240
A. Net income (loss)			-3,658	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$ -925	4272)	-925	4270
2. Balance, end of period (From item 1800)			$ 75,162	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

BROKER OR DEALER Raphael Aryeh and Associates as of 12/31/2003

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... $5,000 required 4560

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 4335 4570

D. (k) (3)—Exempted by order of the Commission 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19____ [8004]
or if less than 12 months

Report for the period beginning 1/1/03 (MM DD YY) [8005] and ending 12/31/2003 (MM DD YY) [8006]

SEC FILE NUMBER: 8- 35565 [8011]

1. NAME OF BROKER DEALER: RAPHAEL ARYEH AND ASSOCIATES [8020] N 9 — OFFICIAL USE ONLY — Firm No. M M Y Y [8021]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME		OFFICIAL USE ONLY	
NAME: NONE	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers: (enter applicable code: 1=Yes 2=No) 1 [8073]

4. Respondent is registered as a specialist on a national securities exchange: (enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
   (a) equity securities............(enter applicable code: 1=Yes 2=No) 2 [8075]
   (b) municipals............(enter applicable code: 1=Yes 2=No) 2 [8076]
   (c) other debt instruments............(enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer: (enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: (enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts: (enter applicable code: 1=Yes 2=No) 2 [8084]

9. Respondent's total number of public customers accounts: (carrying firms filing X-17A-5 Part II only)
   (a) Public customer accounts............N/A............ [8080]
   (b) Omnibus accounts............N/A............ [8081]

10. Respondent clears its public customer and/or proprietary accounts: (enter applicable code: 1=Yes 2=No) 2 [8083]

RAPHAEL ARYEH AND [illegible]
141-51 72nd Crescent
FLUSHING, NY 11367
(718) 263-4852

FOCUS REPORT
Schedule I
page 2

RAPHAEL ARYEH AND [illegible]
141-51 72nd Crescent
FLUSHING, NY 11367
(718) 263-4852

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing N/A		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s): (enter applicable code: 1=Yes 2=No) | 2 | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships: (enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13 (a)	0	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions: Actual	0	8105
Estimate	0	8106
(a) equity securities transactions effected on a national securities exchange	0	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	0	8109

RAPHAEL ARYEH AND [illegible]
141-51 72nd Cr[illegible]
FLUSHING, NY 11367
(718) 263-4852

FOCUS REPORT
Schedule I
page 3

RAPHA[illegible]
FL[illegible] 11367
(718) 263-4852

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	0	8112
19. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No)	2	8113
20. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No)	2	8114
(b) Name of parent ______________________ 8116		
21. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No)	2	8115
22. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)*	2	8117
23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

**Required in any Schedule I filed for the calendar year 1978 and succeeding years.*

February 9, 2004

Raphael Aryeh and Associates
141-51 72nd Crescent
Flushing, New York 11367

Gentlemen:

I have examined the Balance Sheet of Rapahel Aryeh and Associates as of December 31, 2003 and the Statement of Income, Profit and Loss, and of Changes in Cash Flow, for the year then ended, as well as the Changes in Partner' Capital contained therein. My examination was made accordance with generally accepted auditing standards.

In my opinion the statements present fairly the financial condition of Raphael Aryeh and Associates as of December 31, 2003 and the result of its operations for the twelve – month period then ended.

In addition, I want to assure you that there are no material differences between the computation of the Net Capital of Raphael Aryeh and Associates as reported in the company reports and the amounts stated by me on the FOCUS REPORT PART II A as of December 31, 2003 and no material inadequacies were found in the reports.

Schedule f, h, i, j, m, and n - as enumerated on page two of the facing page – were not found applicable and, therefore, not included in this report.

Very truly yours,

HERMAN SENFT

Certified Public
Accountant
New York

HERMAN SENFT

CERTIFIED PUBLIC ACCOUNTANT
136-26 72nd AVENUE
FLUSHING, N. Y. 11367

-----

(718) 261-0678

Raphael Aryeh & Associates
Statement of Cash Flow
for the year ended December 31, 2003

	Initials	Date
Prepared By		
Approved By		

ACCOUNTANTS SUPPLY HOUSE NO. 7303

	(1)	(2)	(3)
Cash flow from Operating Activities			
Net Profit for Period	(5651.88)		
Changes in Assets - Liabilities			
(Increase) Decrease in Accounts Receivable	(986.59)		
Increase (Decrease) in Fixed Assets			
Depreciation Charged against Income	1448.00		
(Increase) Decrease in Prepaid Expenses	43.10		
(Increase) Decrease in Accounts Payable	849.15		
Total Cash Increase (Decrease) from Operating Activities		(4298.22)	
Cash flow from Financing Activities			
Partners' Investment (Withdrawals)	2075.27		
Cash flow from Other Activities	1993.55		
Prepaid Commissions			
Total Cash Increase (Decrease) from Other Activities		4068.82	
Net Increase (Decrease) in Cash and Cash Equivalents		(229.40)	
Balance of Cash and Cash Equivalent December 31, 2002		77978.51	
Total Cash and Cash Equivalents December 31, 2003		77749.11	
Per Balance Sheet			

CERTIFIED PUBLIC ACCOUNTANT
136-26 72nd AVENUE
FLUSHING, N. Y. 11367

(718) 261-0678

Raphael Aryeh + Associates
Trial Balance

	October 31 2003		November 30, 2003		December 31, 2003	
Cash - Checking	376.90		1686.70		466.30	
Day to Day	13560.34		12448.08		12826.81	
Accounts Receivable	30.00				1786.88	
Treasury Bills - Cost	63777.00		63777.00		63777.00	
Furniture + Fixtures	20713.77		20713.77		20713.77	
Reserve for Depreciation		19265.77		19265.77		19265.77
Partners Net Worth - RA		70636.26		70636.26		70636.26
PA		9108.64		9108.64		9108.64
Drawings - RA	432.70			617.35		2075.2
Commission Income		22020.67		22871.93		24868.00
Rent	1250.00		1375.00		1500.00	
Electric	798.85		864.55		939.55	
Telephone	2373.50		2555.50		2736.30	
Office Expense	1952.43		2692.23		2370.63	
Professional Expenses	1665.00		1665.00		1665.00	
Insurance	1829.15		1849.65		1870.15	
Business Promotion	3459.55		3739.95		4056.35	
Auto Expenses	2680.50		2806.00		2957.50	
Fares + Taxis	1275.80		1376.20		1472.60	
Travel Expenses	2436.70		2436.70		2436.70	
Postage	251.73		298.80		298.80	
Web Site	109.74		120.69		131.64	
Tapes	451.90		451.90		607.80	
Bank Charges	206.90		227.10		247.50	
Maint + Repair						
Interest + Dividends		1311.57		1318.05		1324.15
Miscellaneous		10.75		58.02	2989.05	3000.00
Water	41.05		41.05		41.05	
Licenses + Registration	2680.15		3350.15		4387.15	

HERMAN SENFT
CERTIFIED PUBLIC ACCOUNTANT
136-26 72nd AVENUE
FLUSHING, N. Y. 11367
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(718) 261-0678

Raphael Aryeh + Associates
Statement of Income Profit and Loss

	October 31 2003	November 30 2003	December 31 2003	4th quarter 2003	Quarters 1, 2 + 3, 2003	Year 2003
Commission Income	12,121.18	8,497.26	19,961.11	40,579.55	208,188.84	248,768.39
Rent	1,250.00	1,250.00	1,250.00	3,750.00	11,250.00	15,000.00
Electric	56.30	65.70	75.00	197.00	742.55	939.55
Telephone	206.70	182.00	180.80	569.50	2,166.80	2,736.30
Office Expenses	120.40	139.80	278.40	538.60	1,832.03	2,370.63
Stationery + Postage			47.07	47.07	251.73	298.80
Professional Fees	185.00	185.00	185.00	555.00	1,665.00	2,220.00
Insurance	215.30	215.30	215.30	645.90	1,933.50	2,579.40
Business Promotion	280.20	280.20	316.40	876.80	3,279.35	4,156.15
Entertainment						
Auto Expenses	153.30	125.50	151.50	430.30	2,527.20	2,957.50
Fares + Travel	104.60	100.40	96.40	301.40	3,607.90	3,909.30
Maintenance + Repair						
Licenses + Fees		670.00	1,037.00	1,707.00	2,680.15	4,387.15
Taxes Paid	149.10		155.90	305.00	343.35	648.35
Bank Charges	20.80	20.20	20.40	61.40	186.10	247.50
Web Site	10.95	10.95	10.95	32.85	98.79	131.64
Depreciation					1,448.00	1,448.00
Total Expenses	1,627.65	2,120.05	2,895.12	6,642.82	23,887.45	30,530.27
Profit from Operations	(415.47)	(1,268.79)	(899.01)	(2,583.27)	(3,068.61)	(5,651.88)
Other Income-Interest	128.06	6.48	6.50	141.04	1,183.57	1,324.55

CERTIFIED PUBLIC ACCOUNTANT
136-26 72nd AVENUE
FLUSHING, N.Y. 11367
-----
(718) 261-0678

Raphael Arygh & Associates
Balance Sheet

Assets	October 31, 2003		November 30, 2003		December 31, 2003	
Cash in Bank	13937.24		14134.78		13293.11	
Accounts Receivable	30.00				1786.88	
Treasury Bills - at market	64611.00	78578.24	64414.00	78548.78	64456.00	79535.99
Furniture & Fixtures	20713.77		20713.77		20713.77	
Reserve for Depreciation	20713.77		20713.77		20713.77	
Investments at market						
Prepaid Expenses						
Deposits						
Misc Receivables						
Total Assets		78578.24		78548.78		79535.99
Liabilities						
Misc Payables	429.55		624.35		819.15	
Accrued Expenses	185.00	614.55	370.00	994.35	555.00	1374.15
Reserve for Evaluation					3000.00	3000.00
Total Liabilities		614.55		994.35		4374.15
Net Worth						
R Arygh - Beginning	73387.37		68989.89		68726.56	
Addition to Capital			1050.05		1457.92	
Adjusted Net Worth	73387.37		70039.94		70184.48	
Share of Profit (Loss)	(129.07)		(1313.38)		(765.46)	
Total	73258.30		68726.56		69419.02	
Drawings - Reserve	4268.41				3000.00	
- Ending		68989.89		68726.56		66419.02
P Arygh - Beginning	8988.14		8973.80		8827.87	
Share of Profit (Loss)	(14.34)		(145.93)		(85.05)	
- Ending		8973.80		8827.87		8742.82
Total Net Worth		77963.69		77554.43		75161.84

Tot. 0

HERMAN SENFT
CERTIFIED PUBLIC ACCOUNTANT
136-26 72nd AVENUE
FLUSHING, N. Y. 11367
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(718) 261-0678

February 9, 2004

Raphael Aryeh and Associates
141-51 72nd Crescent
Flushing, New York 11367

Gentlemen:

I have examined the Balance Sheet of Rapahel Aryeh and Associates as of December 31, 2003 and the Statement of Income, Profit and Loss, and of Changes in Cash Flow, for the year then ended, as well as the Changes in Partner' Capital contained therein. My examination was made accordance with generally accepted auditing standards.

In my opinion the statements present fairly the financial condition of Raphael Aryeh and Associates as of December 31, 2003 and the result of its operations for the twelve – month period then ended.

In addition, I want to assure you that there are no material differences between the computation of the Net Capital of Raphael Aryeh and Associates as reported in the company reports and the amounts stated by me on the FOCUS REPORT PART II A as of December 31, 2003 and no material inadequacies were found in the reports.

Schedule f, h, i, j, m, and n - as enumerated on page two of the facing page – were not found applicable and, therefore, not included in this report.

Very truly yours,

HERMAN SENFT
Certified Public
Accountant
New York

OATH OR AFFIRMATION

I, Raphael Aryeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raphael Aryeh and Associates, as of 12/31/ 2003, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Raphael Aryeh
Signature

General Partner
Title

Notary Public

MELANIE MARSHALL
Notary Public, State of New York
No. 01MA6069410
Qualified in Nassau County
Commission Expires 02/04/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flow)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*